SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2002.

or

X	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from July 1, 2002 to December 31, 2002.

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND
HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED
GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

TABLE OF CONTENTS
Pages

Independent Auditors' Report	2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and June 30, 2002	3
Statement of Changes in Net Assets Available for Benefits for the Period July 1, 2002 through December 31, 2002	4
Notes to Financial Statements	5 - 11

Supplemental Schedules as of December 31, 2002 and for the Period July 1, 2002 through December 31, 2002:
Schedule H, Item 4(i): Schedule of Assets (Held at End of Year)	12
Schedule H, Item 4(j): Schedule of Reportable Transactions	13

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of the
Thrift Plan of CNG Transmission Corporation and
Hope Gas, Inc. for Employees Represented by the United Gas Workers Union,
Local 69 - Division II, SEIU, AFL-CIO

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of CNG Transmission Corporation and Hope Gas, Inc. for Employees Represented by the United Gas Workers Union, Local 69 - Division II, SEIU, AFL-CIO (the Plan) as of December 31, 2002 and June 30, 2002, and the related statement of changes in net assets available for benefits for the six months ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and June 30, 2002, and the changes in net assets available for benefits for the six months ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 13, 2003

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND
HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED
GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31, 2002	June 30, 2002
Assets:
Investments:
Corporate stock, common	$ 92,524,900	$ 101,906,437
Interest in Master Trusts	81,130,863	81,846,024
Common/Collective Trusts	8,608,683	4,812,080
Mutual Funds	2,921,825	10,264,013
Loans to participants	1,541,417	1,624,573

Total investments	186,727,688	200,453,127

Receivables:
Interest	363	6,353
Securities sold	6,868,946	866,535
Other	--	10,167

Total receivables	6,869,309	883,055

Cash	5,258,289	--

Total Assets	198,855,286	201,336,182

Liabilities:
Securities purchased	11,958,765	58,504
Accounts payable	12,153	499,716
Prepaid contributions	--	984,960

Total Liabilities	11,970,918	1,543,180

Net Assets Available for Benefits	$ 186,884,368	$ 199,793,002

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND
HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED
GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Period July 1, 2002 through December 31, 2002

Additions:
Investment income:
Net depreciation in fair value of investments	$ (17,010,872)
Master Trust investment income	1,408,349
Dividends	2,150,225
Interest	71,969
Total investment income	(13,380,329)

Contributions:
Participant	2,439,056
Employers	1,219,755
Total contributions	3,658,811

Total additions	(9,721,518)

Deductions:
Benefits paid to participants	2,972,324
Administrative expenses	54,586
Total deductions	3,026,910

Net decrease before transfers	(12,748,428)

Transfer of participants' assets from the Plan to other Plans	(160,206)

Net Decrease	(12,908,634)

Net assets available for benefits:
Beginning of period	199,793,002

End of period	$ 186,884,368

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND
HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED
GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Thrift Plan of CNG Transmission Corporation and Hope Gas, Inc. for Employees Represented by the United Gas Workers Union, Local Number 69 - Division II, SEIU, AFL-CIO (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL - The Plan is a defined contribution plan covering union eligible employees of Dominion Transmission, Inc. and Hope Gas, Inc. (the Employers). Dominion Transmission, Inc. and Hope Gas, Inc. are wholly-owned subsidiaries of Consolidated Natural Gas Company (the Company or CNG). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. (Dominion). The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N. A. serves as the Trustee of the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 50% of their earnings each pay period, in increments of 1%. The contributions are subject to applicable Internal Revenue Code (IRC) limitations. The Employer's matching contribution is based upon the participant's contribution rate and length of service.

c. PARTICIPANT ACCOUNTS - Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Employer's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retired participants may elect to receive an amount equal to their vested Long-Term Thrift Trust account balance either in a lump sum or in installments. For terminations other than retirements, participants can only receive their vested Long-Term Thrift Trust account balance as a lump sum distribution. Upon termination and retirement, participants can only receive their Short-Term Thrift Trust account balance as a lump sum distribution.

d. PARTICIPANTS - Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e. VESTING - Participants immediately vest in their contributions and earnings thereon. Participants vest in the Employer's matching contribution and related earnings based upon years of continuous service and are fully vested after five years of credited service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future employer contributions.

            f.    INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1%             increments totaling to 100%. Investment options are valued daily. Changes in investment options may be made at any time and become effective             with the subsequent pay period. Participants can make unlimited transfers among existing funds.

                 Employer contributions are automatically invested in the same funds specified by the individual participant. The Plan currently offers a money market                  fund option within the Short-Term Thrift Trust (Interest in Master Trust). The Long-Term Thrift Trust has the following investment options:

Dominion Stock Fund

Interest in Master Trusts:

Certus Stable Value Fund (Certus Fund)

Diversified Equity Fund

Mutual Funds:

Masterworks S&P 500 Stock Index Fund

One Group Small Stock Fund

Euro Pacific Growth Fund

EB Mellon Total Return Fund

Common/Collective Trusts:

Conservative Balanced Fund

Moderate Balanced Fund

Growth Balanced Fund

g. PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The maximum loan amount is the lesser of:

    3 months base pay or

    50% of the vested account balance or

    $50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans bear fixed interest at a rate commensurate with local prevailing rates at the time the loan is issued as determined by the Trustees.

Participants make repayments to the Plan on a monthly basis. Loan repayments, including interest, are deposited in the participant's account and invested in accordance with the participant's then current investment elections. Defaults result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENTS OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Stock Fund - Investments in Dominion Common Stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

(2) Investment in CNG Master Trust and the Dominion Master Trust - The fair value of the Plan's interest in the Master Trusts is based on the beginning of the month value of the Plan's interest in the Master Trusts plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trusts, with the exception of investments in the Certus Fund.

Investments in the Certus Fund are stated at contract value, which approximates market value. Contract value represents contributions and income earned in the fund, less withdrawals.

(3) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(4) Common/Collective Trusts - Investments in common/collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

c. INVESTMENT INCOME - Dividend income is recognized on the ex-dividend date. Dividends received on all shares of Dominion Stock are reinvested in additional shares of Dominion Common Stock.

Diversified Equity Fund units of the Long-Term Thrift Trust are prorated to participants based on the unit value calculated at the end of each day.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan or the Company, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. CONCENTRATION OF INVESTMENTS - Included in the Plan's net assets available for benefits at December 31, 2002 and June 30, 2002, are investments in Dominion Common Stock amounting to approximately $92 million and $102 million, respectively, whose value could be subject to change based upon market conditions.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2002	June 30, 2002

Dominion Stock Fund	$ 92,524,900	$ 101,906,437
Interest in Certus Fund	75,873,107	74,811,581

During July 1, 2002 through December 31, 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $17,010,872 as follows:

Investments at Fair Value:

Mutual Funds	$ (341,275)
Common/Collective Trust	(1,112,442)
Corporate Stock, Common	(15,557,155)
Total	$ (17,010,872)

4. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete discontinuance of contributions, the accounts of each affected participant shall become fully vested.

5. PLAN INTEREST IN THE DOMINION AND CNG MASTER TRUSTS

CNG Master Trust - A portion of the Plan's investments is in a Master Trust that was established for the investment of assets of the Plan and the thrift plans of other subsidiaries of CNG. Mellon Bank, N.A., as trustee of the funds, holds the assets of the Master Trust. Each participating thrift plan has an undivided interest in the CNG Master Trust. The assets and income, including net appreciation (depreciation) in fair value of plan assets, are allocated to the participating plans based on each plan's proportionate share of the units of participation held in the fund each month. As of December 31, 2002 and June 30, 2002, the Plan's interest in the net assets of the CNG Master Trust was approximately 0% and 55%, respectively, with varying interests in each of the funds.

           The following table presents the value of the undivided investments (and related investment income) in the CNG Master Trust.

	December 31, 2002	June 30, 2002

Diversified Equity Fund	$ 9,466,513	$ 11,583,233
Short-Term Money Market Fund	2,684,934	1,163,008

Total	$ 12,151,447	$ 12,746,241

Period July 1, 2002 through December 31, 2002

Interest	$ 18,325
Dividends	83,047
Net depreciation in fair value of investments	(1,454,065)

Total	$ (1,352,693)

Fixed Investment Stable Value Fund - On January 1, 2001, the assets of the Fixed Investment Stable Value Fund (the CNG fund) were transferred to the Certus Fund in the Dominion Master Trust. The combined assets of the Certus Fund are available for all Thrift and Savings Plans sponsored by Dominion and its subsidiaries.

Dominion Master Trust - The Plan's investment in the Certus Fund and the Dresdner Large Cap Growth Fund (Dresdner Fund) are held in a Master Trust, which was established for the investment of assets for the Plan and other employee benefits plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust. The assets of the Dominion Master Trust are separately maintained by each Dominion sponsored plan, with the exception of the Certus Fund and the Dresdner Fund.

Certus Fund - As of December 31, 2002 and June 30, 2002, the Plan's interest in the net assets of the Certus Fund was approximately 15% and 14%, respectively. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments (and related investment income) in the Certus Fund:

	December 31, 2002	June 30, 2002

Guaranteed Investment Contracts (contract value)	$ 485,616,190	$ 485,924,627
Short-term Investment Fund (estimated fair value)	26,508,803	27,993,003
Cash	794,889	--
Interest Receivable	5,711,632	2,112,581

Total	$ 518,631,514	$ 516,030,211

           Investment income for the Certus Fund is as follows:

Period July 1, 2002 through December 31, 2002

Interest	$ 15,176,335
Less: Investment Expenses	252,358

Total	$ 14,923,977

The aggregate fair value of the investment contracts and short-term investments of the Certus Fund at December 31, 2002 and June 30, 2002 was $545,258,801 and $530,697,382, respectively. The average yield and crediting interest rates at December 31, 2002 and June 30, 2002 was approximately 5.77% and 6.55% respectively. Average duration of investment contracts within the Certus Fund was 2.82 years at December 31, 2002 and 2.94 years at June 30, 2002.

Dresdner Fund: As of December 31, 2002 and June 30, 2002, the Plan's interest in the net assets of the Dresdner Fund Master Trust was approximately 16% and 0%. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments in the Dresdner Fund Master Trust:

December 31, 2002

Dresdner Fund	$ 31,906,649
Total	$ 31,906,649

6. TAX STATUS

The Plan is a qualified employees' profit sharing trust under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on November 7, 1995, in which the Internal Revenue Service stated that the Plan, as amended through December 20, 1994, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan was amended and restated effective July 1, 2001. The Plan has applied for an updated determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

7. SUBSEQUENT EVENT

On January 16, 2003, Dominion Transmission, Inc. and Hope Gas, Inc. signed an agreement with the United Gas Workers' Union who represents the employees of the Dominion Transmission, Inc. and Hope Gas, Inc., renewing the 1998 to 2002 collective bargaining agreement for a period of 3 years beginning on April 1, 2002, and continuing through April 1, 2005. According to the agreement, the Plan will change to a calendar year plan effective January 1, 2003. The following is a summary of the significant changes:

Plan Name Change

Dominion Transmission / Hope Gas Union Savings Plan

Company Match

Less than 20 years of service - 50% match (up to 3% of compensation), company match is invested in the Dominion Stock Fund

20 or more years of service - 66.7% match (up to 4% of compensation), company match is invested in the Dominion Stock Fund.

Investment Options

There are 14 investment funds that offer a range of investment choices. Employees may allocate their assets among the following investment options:

Certus Fund	Large Cap Value Fund
Intermediate Bond Fund	Large Cap Growth Fund
Conservative Balanced Fund	Small Cap Value Fund
Moderate Balanced Fund	Small Cap Growth Fund
Growth Balanced Fund	International Equity Fund
S&P 500 Index Fund	Real Estate Fund
Wilshire 4500 Index Fund	Dominion Stock Fund

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND
HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED
GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002
SCHEDULE H, ITEM 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Current Value
Description

Dominion Resources, Inc., Common Stock*	$ 92,524,900

Interest in Master Trusts
Diversified Equity Fund	6,110
Dresdner Large Cap Growth Fund	5,251,645
Certus Fund	75,873,108
81,130,863

Common/Collective Trusts
EB Temporary Investment Fund	49,532
Conservative Balanced Fund	395,562
Moderate Balanced Fund	1,368,417
Mellon S&P 500 Index Fund	5,325,280
Growth Balanced Fund	1,469,892
EB Mellon Total Return Fund	733,141

Mutual Funds
Small Cap Value	1,381,847
Euro Pacific Growth Fund	806,837

Loans to Participants	1,541,417

Total Assets Held for Investment	$ 186,727,688

* Permitted party-in-interest

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND
HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED
GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE FOR PERIOD JULY 1, 2002 THROUGH DECEMBER 31, 2002

FORM 5500, SCHEDULE H, ITEM 4(J): SCHEDULE OF REPORTABLE TRANSACTIONS
Single Transactions in Excess of Five Percent of Plan Assets
There are no reportable transactions Series of Transactions in Excess of Five Percent of Plan Assets
Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss

300,117	Dominion Res. Inc. Common Stock*	$ --	$14,925,029	$ --	$ --	$ --
151,531	Dominion Res. Inc. Common Stock*	$ --	$ --	$ 8,662,665	$ 6,790,224	$ 1,872,441
372,261.84	Masterworks S&P Stock 500 Index Fund	$ --	$ 5,692,170	$ --	$ --	$ --
523,923.74	Masterworks S&P Stock 500 Index Fund	$ --	$ --	$12,109,240	$13,776,539	$(1,667,299)
10,630,679.41	EB Temporary Investment Fund	$ --	$10,630,679	$ --	$ --	$ --
11,781,160.17	EB Temporary Investment Fund	$ --	$ --	$11,781,160	$11,781,160	$ --

* A party-in-interest as defined by ERISA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF CNG TRANSMISSION CORPORATION AND HOPE GAS, INC. FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION II, SEIU, AFL-CIO (name of plan)

Date: June 23, 2003	/s/ Anthony E. Manning
Anthony E. Manning Chairman, Dominion Resources, Inc. Administrative Benefits Committee